Exhibit 99.1

July 30, 2024

Metals Acquisition Limited Reports Drill Results Including 22.1m @ 9.8% Cu, 22.1m @ 7.8% Cu and 24.2m @ 7.8% Cu

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE:MTAL; ASX:MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) today provides a market update on the continuing exploration and resource development at the CSA Copper Mine.

Highlights

•	All results reported in this release are after the cut-off date (August 31, 2023) for the 2023 Resource and Reserve and will be incorporated in the 2024 Resource and Reserve Estimate update.
•	Results from QTS North (“QTSN”) include:
o	22.1m @ 9.8% Cu from 167.4m in UDD23018
o	24.2m @ 7.8% Cu from 174.8m and 4m @ 8.1% Cu from 203m in UDD20136A
o	22.1m @ 7.8% Cu from 200.6m in UDD23017
o	17.5m @ 8.0% Cu from 218.2m in UDD23037
o	20.4m @ 7.9% Cu from 176.5m and 13.6m @ 4.5% Cu from 209.6m in UDD23038
o	12.8m @ 8.1% Cu from 109.3m in UDD23016
o	9.3m @ 6.8% Cu from 199.1m in UDD23039
•	Results from QTS Central (“QTSC”) include:
o	5.5m @ 10.4% Cu from 87.9m in UDD22024
o	5.7m @ 7.5% Cu from 122.1m in UDD22135
•	Results from Upper Pb-Zn Eastern and Western Lenses (“Pb-Zn”) include:
o	EWDD24005 (384.7m – 400.9m – four intervals of core loss impacting below intersection)
▪	2.3m @ 15.3% Zn, 2.2% Pb, 0.5% Cu & 39g/t Ag from 384.7m
▪	2.9m @ 16.8% Zn, 5.6% Pb, 0.8% Cu & 32g/t Ag from 388.9m
▪	2.8m @ 2.6% Cu, 2.2% Zn, 0.2% Pb & 26g/t Ag from 393m
▪	3.3m @ 13.6 % Zn, 4.3% Pb, 0.9% Cu & 29g/t Ag from 397.6m

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Discussion

Underground exploration continued to focus on the down dip and along strike extensions of the QTSN and QTSC deposits, as well as the shallower, up dip portions of the East and West deposits and QTSS Upper A.

Results are reported as down hole widths. A complete list of June quarter 2024 resource drilling results is contained in Table 1 at the end of this report.

Metals Acquisition Limited’s CEO, Mick McMullen, commented:

“After delivering a large resource increase in April, exploration has continued to expand the known extents of mineralisation. Drilling at QTSN has confirmed the location of the Inferred resource and will be used to upgrade the Measured and Indicated material. We see the typical QTSN intervals of approximately 20m plus grading at 8% Cu or greater in this drilling, which would be seen as spectacular in any other mine but in the CSA Copper Mine are considered normal.

As evidenced by the strong milled grades seen in the June quarter when mining is focussed on the QTSN and QTSC areas, these kinds of in situ grades can deliver very strong production and financial results and we see these high grade zones continuing for significantly greater depths than the current mining levels and well below the base of the 2023 reserve.

The third area of drilling focus is in the shallower areas of the mine, being the Zn areas of the Eastern and Western lenses. Results from the Zn areas continue to deliver shallow high grade Zn results located proximal to existing development.

Finally, the shallow QTSS Upper deposit is being drilled out in preparation for mining. The majority of the 2023 mineral resource is in the Inferred classification and the current 25 hole program is aimed at converting that to Indicated classification ahead of mining. The first hole from that program has intersected 3.5m of massive sulphide with assays still to be received. Results from this area are typically narrower than from QTSN but are the highest grades in the mine and very shallow.”

CSA Copper Mine

The CSA Copper Mine is a world class mine that consists of a series of mineralized lenses that extend from surface to a depth of over 2.3km. The main deposits are QTSN, QTSC, QTSS, Eastern and Western lenses with additional mineralisation in the near surface QTSS Upper A zone. Approximately 75% of the resources are contained in QTSN.

The resource model for QTSN commences approximately 850m below surface, with all data above that in hard copy and not in the digital database. Work is underway to digitize and validate this data and will be incorporated into a future resource update. Based on the initial information it would appear that there are reasonable prospects for additional mineralisation in the top 850m of the mine.

Refer to Figure 1 below for the location of the various deposits.

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Exploration Results

Figure 1 – CSA Copper Mine Long Section

South
North
3000mN
3400mN
3800mN
4200mN
surface
QTSSU-A
QTSSU-A
QTSS upper Concept Development
10 000 Elevation
Stoping & development
Western System
Eastern System
Upper level Zone A (Surface to 6 Level)
540m
L6
QTSU-B
9600 Elevation
QTSS
QTS North
Upper level Zone B (6 - 11 Level)
990m
L11
QTSNU-C
9200 Elevation
Upper level Zone C Material (QTSN)
9000 Elevation
QTSNU-D
8800 Elevation
QTSN
QTSC
1770m
QTS-C
L8500
8400 Elevation
500 metres
Mine Grid
DEEP RESOURCE EXTENSION TARGETS
L8090
SIMPLIFIED EXPLANATORY LONG SECTION (looking west)
Depth extent of underground drilling

Drilling has been targeting conversion of Inferred resource to Measured and Indicated for inclusion in the Reserve Estimate, as well as the known mineralized lenses to add incremental resources.

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The location of the significant drill results is shown in Figure 2 below.

Figure 2 – QTSN and QTSC Long Section

At QTSN, the most recent drilling continues to confirm the location of the Inferred Resource and will enable it to be upgraded as well as confirmation of the smaller mineralized lenses adjacent to the existing resource. This can be seen in Figures 3 and 4. QTSN is characterised by a series of high-grade lenses (grading plus 5% Cu) that can range in width from 10-35m surrounded by a lower grade halo on the footwall.

As drilling has progressed down dip it would appear that tonnes per vertical metre are increasing.

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Figure 3 – QTSN Cross Section

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Figure 4 – QTSN Cross Section

QTSC is located adjacent to QTSN and is centred around a depth of 1.4km and is open both up and down dip. QTSC is typically narrower than QTSN but higher grade. As seen in Figure 5 the most recent drilling continues to confirm the presence of the high-grade mineralisation below the current working level through the Inferred Resource and into mineralised material that will both extend the resource beyond its current limits and extend the Measured and Indicated material for inclusion into the 2024 Mineral Reserve.

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Figure 5 – QTSC Cross Section

The shallow (< 400m from surface) portions of the CSA Copper Mine include substantial mineralisation around the existing workings that are the up dip portion of the Eastern and Western lenses as seen in Figure 6. This material is at approximately the same elevation as the QTSS Upper deposit located approximately 600m to the south of the main mine as seen in Figure 6 also.

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Figure 6 – QTSS Upper A and Eastern Long section

Drilling in the Zn areas over the Eastern lens has intersected high grade Zn mineralisation plus Pb and Cu immediately adjacent to existing development. MAC’s focus is on the Cu mineralisation within the rest of the mine, however with the agreement signed with Polymetals in the June quarter MAC now has access to Zn material processing capacity and Zn grades in excess of 15% are very strong results for areas that are immediately adjacent to existing development.

Figure 7 illustrates the location of this material and its proximity to existing development. As seen in hole EWDD24006 there is remnant Cu mineralisation left in this part of the mine, however the very high grade Zn mineralisation seen in EWDD24005 is a very attractive target for mining in the near term subject to further definition drilling and mine planning.

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Figure 7 – Eastern Lens Cross Section

QTSS Upper A is a narrow (1.5 to 3m) but very high-grade zone of mineralisation that is much shallower than the rest of the mine. This lens starts approximately 120m below surface and extends to approximately 350m below surface.

Designs have been completed to mine this material accessed from the main decline and then driving a short (circa 600m) twin decline across to QTS S Upper as seen in Figure 8.

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Figure 8 – Development Plan for QTSS Upper

As the majority of the mineral resource for QTSS Upper is in the Inferred category, this material is being drilling out from surface to upgrade the classification for detailed mine planning. The production guidance that MAC has published does not include any Inferred material, and as such, any production from QTSS Upper would be in excess of the current production guidance.

Historical drilling has identified narrow but exceptionally high grades as shown in Figure 9.

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Figure 9 – Historical Drilling Cross Section for QTSS Upper

The first surface drill hole from the current surface program has intersected 3.5m of massive sulphide at the estimated first mining area of the current plan which confirms the expected location of the high grade core of the mineralisation.

This drill hole was targeted at the first stoping area within QTSS Upper A and has confirmed that the high grade mineralisation is where it was expected, as show in Figure 10.

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Figure 10 – 2024 Drilling Cross Section for QTSS Upper

Qualified Person Statement(s)

The information in this announcement that relates to Exploration Results at the CSA Copper Mine is based on information compiled or reviewed by Patrick Adams, a Qualified Person for the purpose of S-K 1300 who is a Fellow of the Australian Institute of Mining and Metallurgy. Mr. Adams is employed by Cube Consulting Pty Ltd.

This announcement is authorised for release by Mick McMullen, Chief Executive Officer and Director.

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Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Cautionary and Forward Looking Statements

This release has been prepared by Metals Acquisition Limited (“Company” or “MAC”) and includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks;; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

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More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements

JORC / SK-1300

MAC is subject to the reporting requirements of both the Securities Exchange Act of 1934 (US) and applicable Australian securities laws (including the ASX Listing Rules), and as a result, has separately reported its Exploration Results according to the standards applicable to those requirements. U.S. reporting requirements are governed by S-K 1300, as issued by the SEC. Australian reporting requirements are governed by Australasian Joint Ore Reserve Committee Code, 2012 edition (JORC). Both sets of reporting standards have similar goals in terms of conveying an appropriate level of consistency and confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions. All disclosure of Exploration Results in this report are reported in accordance with S-K 1300. For JORC and ASX Listing Rule compliant disclosure (including JORC Table 1 analysis) please see the Company’s separate release to be released on ASX on 30 July 2024.

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Table 1 – Significant Drill Results QTSN, QTSC and Eastern Lens

Hole	East (MG)	North(MG)	RL. (MG)	EOH	Azimuth	Dip	From	To	Length	Cu %	Ag g/t	System
UDD22024	6,056.57	3,624.70	8,702.59	135.00	115.0	-32.4	87.9	93.4	5.5	10.4	11.7	QTS Central
UDD22135	6,055.89	3,624.68	8,702.42	700.20	90.0	-50.0	122.1	127.8	5.7	7.5	62.2	QTS Central
UDD20136A	5,873.19	3,864.87	8,474.20	320.00	58.3	-45.5	50.7	55.7	5.0	3.0	12.2	QTS North
							174.8	199.0	24.2	7.8	32.5	QTS North
							203.0	207.0	4.0	8.1	36.2	QTS North
							219.7	229.0	9.3	4.8	14.8	QTS North
							251.9	257.1	5.2	3.2	27.5	QTS North
UDD20138	5,873.33	3,863.94	8,474.48	270.20	74.6	-41.0	86.0	91.3	5.3	3.0	25.6	QTS North
							150.9	159.5	8.6	4.8	20.7	QTS North
UDD22108	5,845.02	4,217.86	8,515.14	380.00	43.0	3.0	279.3	283.9	4.6	3.1	7.2	QTS North
UDD22114	5,845.32	4,217.18	8,513.73	390.50	52.0	-19.0	264.3	268.3	4.0	4.6	9.0	QTS North
UDD23009	5,872.82	3,863.80	8,474.10	370.00	78.1	-58.5	92.7	97.8	5.1	2.6	0.0	QTS North
							103.6	107.5	3.9	3.1	0.0	QTS North
UDD23015	5,904.00	3,964.00	8,417.00	280.00	132.5	-51.5	140.9	144.4	3.5	8.3	37.7	QTS North
UDD23016	5,903.96	3,961.09	8,417.84	220.40	125.0	-33.0	109.3	122.1	12.8	8.1	0.0	QTS North
UDD23017	5,902.95	3,963.74	8,417.50	360.00	70.5	-66.5	140.2	148.1	7.9	4.9	22.5	QTS North
							200.6	222.7	22.1	7.8	24.8	QTS North
							234.0	238.2	4.2	3.1	15.6	QTS North
							254.6	260.0	5.4	6.8	22.2	QTS North
UDD23018	5,903.66	3,963.32	8,417.82	300.20	79.0	-61.5	121.2	124.9	3.7	4.9	0.0	QTS North
							143.8	149.6	5.8	4.2	44.8	QTS North
							167.4	189.5	22.1	9.8	34.0	QTS North
							194.5	199.6	5.1	3.3	25.9	QTS North
UDD23023	5,902.28	3,963.53	8,417.49	107.60	103.5	-46.0	90.5	96.4	5.9	3.2	0.0	QTS North
UDD23037	5,850.11	4,148.27	8,443.09	370.50	112.2	-34.3	187.3	191.9	4.6	3.9	11.2	QTS North
							218.2	235.7	17.5	8.0	23.4	QTS North
							239.9	249.7	9.8	4.6	7.5	QTS North
UDD23038	5,850.56	4,148.98	8,442.84	320.00	90.0	-24.7	157.1	160.7	3.6	4.5	6.0	QTS North
							176.5	196.9	20.4	7.9	37.2	QTS North
							201.2	204.9	3.7	3.0	15.8	QTS North
							209.6	223.2	13.6	4.5	24.9	QTS North
UDD23039	5,850.86	4,149.22	8,443.22	355.00	95.4	-36.5	199.1	208.4	9.3	6.8	45.0	QTS North
							234.5	238.9	4.4	5.6	24.6	QTS North

*Note: Borehole intersects criteria based on Copper grade >2.5% and >3m.

Hole	East (MG)	North(MG)	RL. (MG)	EOH	Azimuth	Dip	From	To	Length	Cu %	Ag g/t	System
EWDD24005	6,045.62	3,709.64	10,265.80	411.40	270.2	-57.2	393.0	395.8	2.8	2.6	25.8	Eastern
EWDD24006	6,046.39	3,709.28	10,265.85	462.40	271.6	-68.8	410.1	412.0	1.9	2.1	11.3	Eastern
							420.5	423.8	3.3	3.9	27.1	Eastern

*Note: The intersects criteria is not apply to Eastern due to its mineralization style as narrow vein.

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Zinc Results

Hole	From	To	Length	Cu %	Ag g/t	Pb %	Zn %
EWDD24005	384.7	387.0	2.3	0.5	38.6	2.2	15.3
	388.9	391.8	2.9	0.8	32.0	5.6	16.8
	393.0	395.8	2.8	2.6	25.8	0.2	2.2
	397.6	400.9	3.3	0.9	28.7	4.3	13.6
EWDD24006	440.9	444.8	3.9	0.6	27.2	0.2	3.4
	449.5	452.0	2.5	0.4	4.3	0.0	2.4

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